BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

December 2, 2015

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

John Reynolds, Asst. Director

Michael Killoy, Staff Attorney

Jim Lopez, Staff Attorney

Steve Lo, Staff Accountant

Craig Arakawa, Staff Accountant

Re:

Wadena Corp. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on September 18, 2015

File No.  333-207047

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).  The Amendment No. 2 has been revised in accordance with the Commission’s November 20, 2015 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Business, page 12

1.

In response to your comment we have added disclosure to pages 4 and 12.

Financial Statements, Page 31

2.

In accordance with your comment we have include are responses to your prior comments 9 and 10 in the interim financial statements in the Amendment No. 2.

Northern California Office
1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850
- An Association of Law Firms -

December 2, 2015

Re:

Wadena Corp. (“Registrant”)

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mr. St. George, President & CEO